EXHIBIT 12.1

LOUISIANA CASINO CRUISES, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                           1998       1997       1996       1995
                          ------     ------     ------     ------
INTEREST:                 $5,160     $5,214     $5,773     $5,923

AMORTIZATION AND OTHER:       48        741      1,229      3,833

FIXED CHARGES             $5,208     $5,955     %7,002     $9,756
                          ======     ======      =====     ======

PRETAX INCOME             $4,347     $5,552     $8,643     $5,990
                          ======     ======      =====     ======

Ratio of Earnings to
  fixed charges             1.83       1.95       2.25       1.60